Exhibit (h)(5)

Certain identified information has been excluded from this exhibit because it is not material and would likely cause competitive harm to the Registrant if publicly disclosed.

EXECUTION COPY

AMENDMENT TO

SUB-ADMINISTRATION AND SUB-ACCOUNTING AGREEMENT

This Amendment (the “Amendment”) dated as of December 20, 2019, amends the Sub- Administration and Sub-Accounting Agreement dated as of April 1, 2003 (as amended from time to time, the “Agreement”), by and between DWS Investment Management Americas, Inc. (as successor in interest to Deutsche Investment Management Americas Inc., Scudder Fund Accounting Corporation and Investment Company Capital Corp.) (“Administrator”) and State Street Bank and Trust Company (“Sub- Administrator/Accounting Agent”) (each a “Party” and collectively the “Parties”). This Amendment is effective as of January 1, 2020 (“Amendment Effective Date”).

I.                    Amendments: On and after the Amendment Effective Date, the Parties hereby amend the Agreement as follows:

A.	The term Administrator shall include DWS Investment Management Americas, Inc. and certain of its affiliates.

B.	Section 7 (“Fees, Expenses and Expense Reimbursement; Change in Level of Services”) is hereby amended as follows:

[                                                                                                                                   ]

C.	Section 15 of the Agreement (“Term, Termination and Amendment”) is hereby deleted in its entirety and replaced with the following:

“15. TERM, TERMINATION AND AMENDMENT:

(a)           Term of this Agreement: The Agreement will be effective from January 1, 2020 (the “Amendment Effective Date”) and shall remain in effect for a fixed term until December 31, 2024 (the “Term”), unless terminated earlier in accordance with this Section 15.

(b)              Termination for Convenience: Notwithstanding any other provision of the Agreement, the Administrator may terminate the Agreement, in whole or in part, at any time, for any or no reason, upon at least one hundred eighty (180) days’ prior written notice to the Sub- Administrator/Accounting Agent, without obligation, liability or penalty of any kind; provided, however, the Administrator shall pay Sub- Administrator its compensation due for services rendered prior to the date of termination and shall reimburse Sub-Administrator for its costs, expenses and disbursements due in connection with the rendering of such services as of the date of such termination and in connection with Termination Assistance in accordance with this Agreement, including without limitation Section 15(g) hereof.

(c)   Termination by Sub Administrator/Accounting Agent: Sub- Administrator/Accounting Agent may terminate this Agreement (i) by written notice if Administrator commits a material breach of this Agreement that remains uncured, with respect to any failure to pay fees hereunder, for one hundred and twenty (120) days; and (ii) with respect

2

to any other material breach hereunder, that remains uncured for ninety

(90) days, after Administrator’s receipt of a written notice from Sub- Administrator/Accounting Agent specifying in detail the nature of such breach.

(d)       Termination by Administrator: In the event that any of the below circumstances occur, Administrator may terminate this Agreement immediately by written notice, without any payment of fees (other than payment of fees for services rendered hereunder prior to the effective date of termination and reimbursement for costs, expenses and disbursements due as of the date of such termination pursuant to Section 15 of this Agreement), penalties or any other liability (except as expressly set forth below):

(i)	if Sub-Administrator/Accounting Agent or any of its agents commits a material breach of this Agreement and, if such breach is reasonably capable of being cured, such breach remains uncured for thirty (30) days or such longer period (not to exceed ninety (90) days) as may be reasonably agreed between the Parties given the nature of the breach, after the Sub-Administrator/Accounting Agent’s receipt of a written notice from Administrator specifying in detail the nature of such breach;

(ii)	if Sub-Administrator/Accounting Agent or any of its agents commits a material breach of this Agreement that is not reasonably capable of being cured; provided, however, that in this instance the written notice contemplated by Section 2(d) shall specify in reasonable detail the nature of such breach;

(iii)	if Sub-Administrator/Accounting Agent materially breaches any of its confidentiality obligations under this Agreement with respect to Administrator Data that results in significant (x) legal, administrative or regulatory sanction of Administrator, (y) financial harm to Administrator, or (z) reputational harm to Administrator;

(iv)	if Sub-Administrator/Accounting Agent fails to obtain or maintain a license, authorization, permit or approval required under any law, rule or regulation applicable to the services provided by Sub-Administrator/ Accounting Agent under the Agreement, which has or reasonably could have a material adverse impact on the Sub-Administrator’s ability to provide the Services and the Sub-Administrator does not obtain or replace such license, authorization, permit or
3

approval within thirty (30) Business Days (as defined below) or such longer period as my be reasonably agreed between the Parties, of receipt of the notice from the Administrator;

(v)	if Sub-Administrator/Accounting Agent is in material breach of any laws, rules or regulations applicable in connection with the provision or use of the services under the Agreement;

(vi)	if Sub-Administrator/Accounting Agent does not implement any change in services as agreed upon by the Parties and that has been approved by the Sub-Administrator in the change request process, which has a material adverse impact on Administrator; or

(vii)	a Force Majeure Event prevents the performance of any material part of the services for a continuous period of sixty

(60) days, despite (in the case of non-performance by the Sub-Administrator/Accounting Agent) Sub- Administrator/Accounting Agent’s diligent efforts to institute its business continuity and disaster recovery plans to overcome such Force Majeure Event. Force Majeure Event means any event beyond the reasonable control of a Party including acts of God, war, terrorist action, riot, civil commotion, rebellion, general strike or other industrial action (excluding, for the avoidance of doubt, strikes or industrial disputes between a Party or its affiliate and its employees), interruptions in telecommunications or utilities services (including failures, malfunctions or errors of third party telecommunications, computer or other electrical, mechanical or technological application), computer viruses, acts of any government, regulatory or any other competent authority or compliance with any law or governmental or regulatory order, rule, regulation or direction, including currency restrictions.

For the avoidance of doubt, a “material breach” hereunder shall include the Sub-Administrator/Fund Accounting Agent’s failure to provide services of such nature and quality that has a material adverse impact on the Administrator’s ability to meet its regulatory obligations timely and accurately and without undue delay.

(e)          Termination for Insolvency: Either Party may terminate this Agreement immediately for cause if an Insolvency Event occurs in relation to the other Party. An “Insolvency Event” means, in relation to any person or entity, any of the following events: (i) becomes insolvent

4

or is unable to pay its debts as they become due; (ii) a resolution being passed for its voluntary winding up or a court of competent jurisdiction making an order that it be wound up or dissolved; (iii) otherwise files a voluntary petition in bankruptcy or seeks reorganization or to effect a plan or other arrangement with creditors; (iv) the making of an administration order or the appointment of a receiver, or an encumbrance taking possession of or selling an asset of the person or entity; (v) a composition or arrangement with its creditors or an application to a court of competent jurisdiction for protection from its creditors; or (vi) the occurrence of an event under the Laws of any jurisdiction of an event analogous to any event listed in this definition; provided that the foregoing shall not apply with respect to any involuntary petition in bankruptcy filed against a Party unless such petition is not dismissed within thirty (30) Business Days. Business Day means any day on which the New York Stock Exchange is open for trading.

(f)           Notice and Effect of Termination: To preserve its termination right under this Section 15, a Party must provide written notification to the other Party within one hundred twenty (120) days after the Relationship Manager of such Party has become aware of the occurrence (or, if occurring over a period of time, the last day of such period) of the applicable termination event, following which such Party shall be deemed to have waived its rights to such termination; provided, that such notification period shall be tolled for the period of time during which the parties are involved in good faith dispute resolution with respect to the event giving rise to such right of termination. Upon termination of this Agreement pursuant to this Section 15, the Administrator shall pay Sub- Administrator its compensation due for services rendered prior to the date of termination and shall reimburse Sub-Administrator for its costs, expenses and disbursements as may be due under the Agreement as of the date of such termination, and each Party shall comply with any post- termination obligations hereunder. Any expiration or termination of this Agreement will not affect any accrued rights or liabilities of any Party as of the date thereof.

D.	Section 11 of the Confidential Letter of Understanding between State Street Bank and Trust Company and Deutsche Investment Management Americas Inc. dated June 29, 2017 is deleted in its entirety, and the following shall be added to the Agreement as Section 15(g) thereof:

(g)           Termination Assistance: Upon expiration or termination of this Agreement for any reason, Sub-Administrator/Accounting Agent will provide to Administrator termination assistance as described below in order to facilitate an orderly termination of the Services. Such termination assistance will consist of: (i) upon Administrator’s request, the continued provision of the Services during a termination assistance

5

period not to exceed the longer of two (2) years from the date of termination or expiration of the Agreement or such period reasonably requested by Administrator and necessary to avoid business interruption but in no event longer than a combined total of two (2) years and nine (9) months (the “Termination Assistance Period”), (ii) upon reasonable request, delivering to the Administrator copies of the Administrator’s or a Fund’s records, in an XML format or other format reasonably requested by the Administrator, providing assistance to the Administrator and to third parties designated by the Administrator to transfer such records to another vendor or the Administrator; and (iii) providing such other assistance as reasonably requested by the Administrator and agreed to by the Sub-Administrator/Accounting Agent (collectively, the “Termination Assistance Services”). In the event that Administrator wishes to receive Termination Assistance Services, Administrator will provide Sub-Administrator/Accounting Agent with written notice prior to the scheduled termination or expiration of the Agreement, which notice will include the specified period of requested Termination Assistance Services (e.g., 1 month, 6 months, 1 year); provided, however, that Administrator may terminate the Termination Assistance Services and Termination Assistance Period at any time upon written notice to the Sub- Administrator/Accounting Agent and shall pay Sub- Administrator/Accounting Agent its compensation due for such Termination Assistance Services rendered as of the date of such termination. Except as expressly set forth herein, the parties agree that the terms and conditions of this Agreement, including, without limitation, the fees and payment obligations hereunder, shall govern the provision of the Services during any Termination Assistance Period. The Sub- Administrator/Accounting Agent shall be reasonably compensated for the delivery of records, the Services performed during any Termination Assistance Period and any other Termination Assistance Services under clauses (i)-(iii) above, provided, however, that the Sub- Administrator/Accounting Agent shall not be entitled to compensation under clauses (i)-(iii) above if the Agreement is terminated by the Administrator due to the Sub-Administrator/Accounting Agent’s material breach of the Agreement and subsequent failure to cure (where applicable) pursuant to Section 15(d)(i)-(vi), unless any such request for delivery of records or Termination Assistance Services is not consistent with industry standards.

II.	Additional Terms

A.	General. Except as expressly set forth in this Amendment, the Agreement shall remain unchanged and in full force and effect. As of and following the Amendment Effective Date, all references to the Agreement shall mean the Agreement as hereby amended. In the event of any conflict between the terms hereof and the terms of the Agreement, the terms hereof shall prevail.
6

B.	Defined Terms. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Agreement. In the event of a conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control.

C.	Severability. If any provision of this Amendment is held illegal, invalid or unenforceable such illegibility, invalidity or unenforceability will not affect the other provisions of this Amendment which will remain in full force and effect.

D.	Counterparts. This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one single agreement between the parties, and signatures may be exchanged via facsimile or electronic mail.

E.	Entire Agreement. This Amendment constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements or understandings.

[SIGNATURE PAGE FOLLOWS]

7

IN WITNESS WHEREOF, the parties hereto have set their hands by their authorized representatives.

DWS INVESTMENT MANAGEMENT AMERICAS, INC.	STATE STREET BANK AND TRUST COMPANY

By: /s/ Cynthia P. Nestle	By: /s/ Andrew Erickson

Name: Cynthia P. Nestle	Name: Andrew Erickson

Title: Managing Director	Title: Executive Vice President

Date: 12/20/19	Date: December 23, 2019

DWS INVESTMENT MANAGEMENT AMERICAS, INC.

By: /s/ Hepsen Uzcan

Name: Hepsen Uzcan

Title: Managing Director

Date: 12/20/19

8

[                                                                                                                                                                                                                            ]

9